Dimensional

August 10, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 118/119 to the Registration Statement of the Registrant (the “Amendment”) relating to the World ex U.S. Value Portfolio (the “Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 1, 2010, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  In the “Annual Fund Operating Expenses” table for the Portfolio, please include in the third footnote disclosure regarding instances when the Advisor waives its management fee.

Response.  The footnote has been revised as follows: “Pursuant to a Fee Waiver Agreement for the Portfolio, the Advisor has agreed to waive up to the full amount of the Portfolio’s management fee of 0.47% to the extent necessary to offset the proportionate share of the management fees paid by the Portfolio through its investment in other funds managed by the Advisor (the “Underlying Funds”). In addition, under the Fee Waiver Agreement, the Advisor also has agreed to waive all or a portion of the management fee that remains payable by the Portfolio (i.e. the management fee remaining after the proportionate share of the Underlying Funds’ management fees have been offset) to the extent necessary to reduce the Portfolio’s ordinary operating expenses (including expenses incurred through its investment in other investment companies) (“Portfolio Expenses”) so that such Portfolio Expenses do not exceed 0.60% of the Portfolio’s average net assets on an annualized basis.  The Fee Waiver Agreement for the Portfolio will remain in effect through March 1, 2011, and may not be terminated by the Advisor prior to that date.”

U.S. Securities and Exchange Commission
August 10, 2010

2.           Comment.  In the “Example” section, please remove the sentence that states: “Because the Portfolio is new, the Example is based on the anticipated expenses for the Portfolio for the current fiscal year, and does not extend over five- and ten-year periods.”

Response.  The requested change has been made.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Catherine L. Newell
Catherine L. Newell, Esq.
Vice President
DFA Investment Dimensions Group Inc.